Exhibit 99.4

Request for Interim Financial Statements and MD&A The investorrelations, interim financial statements and MD&A for Royal Bank of Canada are available at www.rbc.com/ but under securities regulations securityholders may elect annually to receive them by mail. Please complete and return this card if you wish to receive the 2026 interim financial statements and MD&A. Alternatively, you may request a paper copy of these statements by registering online at www.computershare. com/mailinglist. Computershare, our transfer agent, will use the following information solely for the mailing of such financial statements. You may view Computershare’s Privacy Code at www.computershare.com/privacy or you may request to receive a copy by mail. Demande d’états financiers intermédiaires et de rapports de gestion Les états financiers intermédiaires et les rapports de gestion de la Banque Royale du Canada peuvent être consultés à www.rbc.com/investisseurs. Cependant, en vertu de la réglementation sur les valeurs mobilières, les porteurs de titres peuvent choisir chaque année de les recevoir par la poste. Veuillez remplir et retourner cette carte si vous désirez recevoir les états financiers intermédiaires et les rapports de gestion en 2026. Vous pouvez également www.computershare. demandercom/listedistribution. de recevoir des exemplaires imprimés des états financiers en vous inscrivant en ligne à Computershare, notre agent des transferts, utilisera les renseignements suivantes uniquement pour l’envoi de ces états financiers. Vous pouvez prendre connaissance du Code de confidentialité de Computershare à www.computershare.com/confidentialite ou nous demander de vous en faire parvenir un exemplaire par la poste.

Postage paid if mailed in Canada Business Reply Mail Port paye si poste au Canada Correspondance-reponse d’affaires 1000013471-M5J2Y1-BR01 COMPUTERS HARE PO BOX 19004 STN BRM B TORONTO ON M7Y 3M4 COMPUTERS HARE CP 19004 SUCC BRM B TORONTO ON M7Y 3M4